MAIL STOP 3561

February 5, 2007

Mr. C. Christian Winkle
Chief Executive Officer
MQ Associates, Inc.
4300 North Point Parkway
Alpharetta, GA 30022

> **Re:** **MQ Associates, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **File No. 333-101399**

Dear Mr. Winkle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: William L. Tolbert, Jr., Jenner & Block LLP